Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

()*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1114)

ANNOUNCEMENT

PROPOSED AMENDMENTS TO THE BYE-LAWS OF THE COMPANY

The Directors propose to amend the Bye-Laws in order to, amongst others, reflect the amendments to the Listing Rules relating to the Code on Corporate Governance Practices and Rules on the Corporate Governance Report which came into effect on 1st January, 2005.

The proposed amendments to the Bye-Laws are subject to the approval of the shareholders by way of a special resolution to be considered at the Annual General Meeting.

A circular containing details of the proposed amendments to the Bye-Laws and a notice of the Annual General Meeting has been despatched to shareholders of the Company on the date of this announcement.

To reflect (i) the recent amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) relating to the Code on Corporate Governance Practices (the “Code”) and Rules on the Corporate Governance Report which came into effect on 1st January, 2005 and (ii) the existing authorised share capital of Brilliance China Automotive Holdings Limited (the “Company”), and to facilitate the process for demanding a poll at general meetings, the directors of the Company (the “Directors”) propose to amend the bye-laws of the Company (the “Bye-Laws”). A brief description of the proposed amendments to the Bye-Laws is as follows:

Bye-law 6(A)	:	To be updated to reflect the existing authorised share capital of the Company
Bye-law 70	:	To be amended to facilitate the process for demanding a poll at general meetings
Bye-law 99	:	To provide for retirement by rotation of every director at annual general meetings of the Company in compliance with code provision A.4.2 of the Code
Bye-law 102	:	To specify that any director of the Company appointed to fill a casual vacancy shall hold office until the next following general meeting, instead of the next following annual general meeting

The proposed amendments to the Bye-Laws are subject to the approval of the shareholders by way of a special resolution to be considered at the forthcoming annual general meeting of the Company (the “Annual General Meeting”) to be held on Friday, 24th June, 2005 at 9:00 a.m..

A circular containing details of the proposed amendments to the Bye-Laws and a notice of the Annual General Meeting has been despatched to shareholders of the Company on the date of this announcement.

As at the date of this announcement, the board of Directors comprises, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Lin Xiaogang, Mr. Hong Xing and Mr. Su Qiang (also known as Mr. So Keung), all of whom are executive Directors; Mr. Wu Yong Cun and Mr. Lei Xiaoyang, both of whom are non-executive Directors; and Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive Directors.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 29th April, 2005

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Pheasant Room, 1st Floor, Mandarin Oriental Hong Kong, 5 Connaught Road Central, Hong Kong on Friday, 24th June, 2005 at 9:00 a.m. for the following purposes:

1	To receive and consider the audited consolidated financial statements and the reports of directors and auditors of the Company for the year ended 31st December, 2004;

2	To consider and approve a final dividend for the year ended 31st December, 2004;

3	To re-elect directors of the Company and to authorise the board of directors to fix the remuneration of the directors;

4	To authorise the board of directors to appoint auditors and to fix their remuneration;

and by way of special business, to consider and, if though fit, pass the following resolutions:

AS ORDINARY RESOLUTIONS

5	(A)	To grant a general mandate to the directors of the Company to issue additional shares not exceeding 20% of the issued share capital;

	(B)	To grant a general mandate to the directors of the Company to repurchase shares not exceeding 10% of the issued share capital;

	(C)	To extend the general mandate under item 5(A) by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 5(B) hereof;

AS A SPECIAL RESOLUTION

6	To amend bye-laws 6(A), 70, 99, 102(A) and 102(B) of the Company in order to, amongst others, reflect the amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited relating to the Code on Corporate Governance Practices and Rules on the Corporate Governance Report which came into effect on 1st January, 2005.

By order of the Board
Brilliance China Automotive Holdings Limited
Hong Xing
Company Secretary
Hong Kong, 29th April, 2005

Notes:

1	This is a summary of the full text of the notice of annual general meeting. The full text of resolutions 5(A), 5(B), 5(C) and 6 is set out in the notice of annual general meeting accompanying the circular despatched to shareholders on 29th April, 2005 (the “Circular”). The Circular can also be viewed and downloaded from the website of The Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

2	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.

3	Where there are joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

4	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5	The Hong Kong branch register of members of the Company will be closed from Monday, 20th June, 2005 to Friday, 24th June, 2005, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend and for attending the annual general meeting, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on Friday, 17th June, 2005.

6	In relation to resolution 5(B), an explanatory statement (as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) is set out in Appendix to the Circular despatched to shareholders on 29th April, 2005. The Circular can also be viewed and downloaded from the website of The Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

7	In relation to resolution 6, the purpose of the amendments to the bye-laws of the Company is mainly to reflect the amendments to the Listing Rules relating to the Code on Corporate Governance Practices and Rules on the Corporate Governance Report which came into effect on 1st January, 2005. The bye-laws of the Company will also be amended to reflect the existing authorised share capital of the Company and to facilitate the process for demanding a poll at general meetings. A brief description of the proposed amendments to the bye-laws of the Company is set out in an announcement of even date. The full text of the proposed amendments is set out in the notice of annual general meeting accompanying the Circular despatched to shareholders on 29th April, 2005. The Circular can also be viewed and downloaded from the website of The Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

8	As at the date of this announcement, the board of directors of the Company (the “Directors”) comprises Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Lin Xiaogang, Mr. Hong Xing and Mr. Su Qiang (also known as Mr. So Keung), all of whom are executive Directors; Mr. Wu Yong Cun and Mr. Lei Xiaoyang, both of whom are non-executive Directors; and Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive Directors.

* for identification purposes only